S

18005366

SEC Mail Processing Section

MAR 01 2018

Washington DC
408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ansley Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

465 West Coleman Blvd, Suite 202
(No. and Street)

Mt Pleasant, (City) SC (State) 29464 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell D. Burks (630) 579-1683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EW

yw

OATH OR AFFIRMATION

I, Russell D. Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ansley Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of SOUTH CAROLINA
County of CHARLESTON

Subscribed and sworn to (or affirmed) before me on this 28 day of FEBRUARY, 2018 by RUSSELL D. BURKS proved to me on the basis of satisfactory evidences to be the person who appeared before me.

ELLIOT MEENA NOTARY PUBLIC SOUTH CAROLINA

Notary Public Elliot Meena

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Ansley Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ansley Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements") In our opinion, the financial statements present fairly, in all material respects, the financial position of Ansley Securities LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2014.
New York, New York
February 28, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

ANSLEY SECURITIES LLC
Statement of Financial Condition
DECEMBER 31, 2017

ASSETS

Cash	$	15,969
Accounts Receivable	$	29,348
Prepaid Assets	$	10,000
Investments	$	-
Total Assets	$	55,317

MEMBER'S CAPITAL

Member's Capital	$	55,317
Total Member's Capital	$	55,317

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

Ansley Securities LLC (the "Company"), a wholly owned subsidiary of Ansley Capital Group, LLC (the "Parent"), was formed on April 14, 1999. The Company is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934.

The Company performs advisory services by participating in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. Revenues associated with these advisory services are recognized upon completion of service for which the Company was engaged to perform. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

During 2017, approximately 98% of revenues earned were as a result of services provided for three customers.

Basis of Presentation

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets accounting principles generally accepted in the United States of America ("GAAP").

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ANSLEY SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable and investments.

Accounts Receivable

The Company considers current accounts receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

As a limited liability company, earnings and losses will be included in the income tax returns of the member. Accordingly, the Company does not incur income tax obligations.

Subsequent Events

Management has evaluated subsequent events through the date of this report which is the date the financial statements were available to be issued.

NOTE 2 – COMMITMENT AND CONTINGINCIES

During 2017, the Company incurred $60,000 in expenses relating to a management agreement with the Parent in which the Company is obligated to pay in consideration of rent and other operating expenses. The Company had no additional commitments, no contingent liabilities and had not been named a defendant in any lawsuit at DECEMBER 31, 2017, or during the year then ended.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, there was no aggregate indebtedness at DECEMBER 31, 2017 and the net capital was $15,969, which was $10,969 in excess of the Company's required net capital.

NOTE 4 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 4 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending DECEMBER 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.